UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. __)*

MACROshares Oil Up Tradeable Trust
(Name of Issuer)

MACROshares Oil Up Tradeable Shares
(Title of Class of Securities)

55610L109
(CUSIP Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 55610L109	Page 2 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 690,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 690,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.47%
14		TYPE OF REPORTING PERSON* OO

CUSIP 55610L109	Page 3 of 11 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Christian Pestre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 690,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 690,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.47%
14		TYPE OF REPORTING PERSON* IN

CUSIP 55610L109	Page 4 of 11 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to MACROshares Oil Up Tradeable Shares (the “Shares”) issued by MACROshares Oil Up Tradeable Trust (the “Trust”). The address of the principal executive office of the Trust is c/o State Street Bank and Trust Company, 200 Clarendon Street, Boston, MA 02116.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           This Statement is being filed on behalf of: (i) Caisse de dépôt et placement du Québec, a legal person without share capital created by a special act of the Legislature of the Province de Québec (“CDP”), and (ii) Christian Pestre (such entity, controlling person, and reporting persons being hereinafter referred to as “Reporting Persons”).

(b) and (c)(i)     The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDP is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Provence de Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(c)(ii)     Christian Pestre is the Executive Vice-President and Chief Strategist of CDP. Mr. Pestre’s business address is: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.

(d)          During the five years prior to the date hereof, neither of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The citizenship of the natural persons who are Reporting Persons or officers, directors or controlling persons of the Reporting Persons is set forth in Annex A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 11, 2006, CDP purchased 25,000 Shares in a series of open market transactions at then-market prices for $1,542,170. Subsequent purchases, the last of which was on May 7, 2007, have increased CDP’s beneficial ownership to 690,000 Shares as at February 28, 2008. In total, CDP paid $14,738,660.33 for the 690,000 Shares. The funds used to acquire the Shares were obtained from capital invested in CDP by its investors.

CUSIP 55610L109	Page 5 of 11 Pages

SCHEDULE 13D

ITEM 4.	PURPOSE OF TRANSACTION.

CDP purchased the Shares for investment purposes. With respect to the Shares, each of the Reporting Persons expects to evaluate on an ongoing basis their interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change their plans and intentions at any time, as they deem appropriate. In particular, each of the Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares that they now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares.

Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           As a result of the transactions described above, CDP beneficially owns a total of 690,000 Shares, which represents approximately 17.47% of the Issuer’s 3,950,000 outstanding Shares (based upon the number of Issuer’s Shares reported to be outstanding as of March 26, 2008 by the Issuer at www.macroshares.com).

(b)           CDP may be deemed to have sole voting and dispositive power with respect to 690,000 Shares. Christian Pestre, as Executive Vice-President and Chief Strategist of CDP, may also be deemed to have sole voting and dispositive power with respect to the 690,000 Shares by virtue of his relationship with CDP, as described in Item 2 of this Schedule 13D. Mr. Pestre disclaims beneficial ownership of the 690,000 Shares.

(c)	CDP has not effected any transaction in the Shares in the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by CDP.

(e)	Not applicable.

CUSIP 55610L109	Page 6 of 11 Pages

SCHEDULE 13D

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 27, 2008, the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them to statements on Schedule 13D with regard to the 690,000 Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.	Description	Filed With
1	Joint Filing Agreement of Caisse de depot et placement du Quebec and Christian Pestre	This Statement

CUSIP 55610L109	Page 7 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

/s/ Christian Pestre
Christian Pestre

CUSIP 55610L109	Page 8 of 11 Pages

SCHEDULE 13D

Annex A

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. Pierre Brunet	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board	Canadian
Mr. Henri-Paul Rousseau	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and Chief Executive Officer	Canadian
Dr. Yvan Allaire	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Christiane Bergevin	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Claudette Carbonneau	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Louise Charette	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Steven M. Cummings	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Alban D’Amours	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Jocelyne Dagenais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian

CUSIP 55610L109	Page 9 of 11 Pages

SCHEDULE 13D

Name	Business Address	Principal Occupation or Employment	Citizenship
Madam Sylvie Dillard	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Claude Garcia	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. A. Michel Lavigne	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Henri Massé	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Ouma Sananikone	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Australian
Mr. André Trudeau	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Richard Guay	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chief Investment Officer	Canadian
Mr. Normand Provost	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Private Equity	Canadian
Mrs Suzanne Masson	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Corporate Affairs and Secretary	Canadian
Mr. Robert W. Desnoyers	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Human Resources and Organizational Development	Canadian

CUSIP 55610L109	Page 10 of 11 Pages

SCHEDULE 13D

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. V.P. Pham	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Information Technology	Canadian
Mr. François Grenier	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Equity Markets	Canadian
Madam Susan Kudzman	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Depositors and Risk	Canadian
Mr. Christian Pestre	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Strategist	United States
Mr. Fernand Perreault	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Real Estate	Canadian
Mr. Ghislain Parent	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Finance and Operations	Canadian
Mr. Michel Malo	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Hedge Funds
Mr. Philippe Ithurbide	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Executive Vice-President Fixed Income and Currencies

CUSIP 55610L109	Page 11 of 11 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the MACROshares Oil Up Tradeable Shares issued by MACROshares Oil Up Tradeable Trust.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

/s/ Christian Pestre
Christian Pestre

Dated: March 27, 2008